50 12/2/02

02019264

[UNIT]ED STATES
[SECURITIES AND] EXCHANGE COMMISSION
[Washin]gton, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	. . . 12.00

SEC FILE NUMBER
8- 37456

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED NOV 26 2002 WASHINGTON 180

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/01 (MM/DD/YY) AND ENDING 9/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Advance Capital Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Towne Square, Suite 444
(No. and Street)

Southfield	Michigan	48076
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Julie Katynski — (248) 350-8543
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Button Eddy & Sorrentino, P.L.L.C.
(Name — *if individual, state last, first, middle name*)

33515 State Street	Farmington	Michigan	48335
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 04 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, John C. Shoemaker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Advance Capital Group, Inc. and Subsidiaries, as of September 30, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Vice President-Advance Capital Group

Title

Vice President-Advance Capital Servic

Notary Public

CHRISTOPHER M. KOSTIZ
NOTARY PUBLIC OAKLAND CO., MI
MY COMMISSION EXPIRES Mar 10, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent AUditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Advance Capital Group, Inc. and Subsidiaries

Consolidated Financial Statements And Supplementary Information

September 30, 2002

Advance Capital Group, Inc. and Subsidiaries
Consolidated Financial Statements
and Supplementary Information

September 30, 2002

Table of Contents

	Page No.
Financial Statements	
Independent Certified Public Accountants' Report	3
Consolidated Statement of Financial Condition	4
Consolidated Statement of Operations and Retained Earnings	5
Consolidated Statement of Cash Flows	6 - 7
Notes to Consolidated Financial Statements	8 - 12
Supplementary Information	
Independent Certified Public Accountants' Report on Supplementary Information	14
Consolidating Statement of Financial Condition	15
Consolidating Statement of Operations and Retained Earnings	16
Advance Capital Services, Inc. - Statement of Stockholder's Equity	17
Schedule I - Advance Capital Services, Inc. Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	18

BUTTON EDDY & SORRENTINO
A Professional Limited Liability Company

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

33515 STATE STREET
FARMINGTON, MICHIGAN 48335
(248) 893-1030
FAX (248) 893-1039

ROBERT D. BUTTON, CPA, CVA
STEPHEN L. EDDY, CPA
MARY L. HAGGERTY, MBA, CPA
GERARD E. KOLB, CPA
CHRISTOPHER M. RUTOWSKI, CPA
MICHAEL J. SORRENTINO, CPA, CVA

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT

To the Board of Directors
Advance Capital Group, Inc.
Southfield, Michigan

We have audited the accompanying consolidated statement of financial condition of Advance Capital Group, Inc. and Subsidiaries as of September 30, 2002, and the related consolidated statements of operations and retained earnings and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Advance Capital Group, Inc. and Subsidiaries as of September 30, 2002, and the consolidated results of their operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Button Eddy & Sorrentino, P.L.L.C.

Farmington, Michigan
November 8, 2002

Advance Capital Group, Inc.
and Subsidiaries
Consolidated Statement of Financial Condition
As of September 30, 2002

Assets	
Cash and cash equivalents	$ 986,428
Trade receivables	24,500
Receivables from affiliated investment company	15,093
Employee receivables	107,523
Refundable Federal income taxes	6,610
Marketable securities available for sale	3,300
Furniture, equipment and software, less accumulated depreciation and amortization of $260,622	202,320
Deposits	13,393
Total assets	$ 1,359,167
Liabilities	
Payable to brokers and dealers	$ 1,241
Accounts Payable	1,882
Accrued taxes and expenses	1,046,233
Total liabilities	1,049,356
Stockholders' equity	
Common stock	3
Additional paid in capital	214,108
Retained earnings	95,700
Total stockholders' equity	309,811
Total liabilities and stockholders' equity	$ 1,359,167

See Notes to Consolidated Financial Statements

Advance Capital Group, Inc.
and Subsidiaries
Consolidated Statement of Operations
and Retained Earnings
for the Year Ended September 30, 2002

Revenue	
Fee income	$ 5,539,964
Commissions	1,667,069
Interest income	5,312
Total revenue	7,212,345
Expenses	
Officers' compensation	2,381,000
Office compensation	1,207,374
Compensation of representatives	1,734,265
Depreciation and amortization	60,831
Insurance - General	52,035
Insurance - Health	147,050
Insurance - Workers' compensation	11,261
Marketing	237,587
Office expense	117,568
Payroll taxes	210,035
Postage	78,154
Professional fees	128,830
Profit sharing	343,721
Regulatory fees	18,826
Rent	283,204
Repairs and maintenance	23,488
Taxes and licenses	61,957
Telephone	106,469
Miscellaneous	8,188
Total expenses	7,211,843
Net Income	502
Retained earnings - Beginning of year	95,198
Retained earnings - End of year	$ 95,700

See Notes to Consolidated Financial Statements

Advance Capital Group, Inc.
and Subsidiaries

Consolidated Statement of Cash Flows
for the Year Ended September 30, 2002

Cash flows from operating activities	
Cash received from brokers and dealers, investment companies and customers	$ 7,568,178
Cash paid to vendors and employees	(6,924,939)
Interest received	5,312
Net cash provided by operating activities	648,551
Cash flows from investing activities	
Expenditures for furniture and equipment	(43,645)
Deposit refunded	1,800
Advances to employees	(107,523)
Net cash used in investing activities	(149,368)
Net increase in cash and cash equivalents	499,183
Cash and cash equivalents - Beginning of year	487,245
Cash and cash equivalents - End of year	$ 986,428

See Notes to Consolidated Financial Statements

Advance Capital Group, Inc.
and Subsidiaries

Consolidated Statement of Cash Flows *(Continued)*
for the Year Ended September 30, 2002

Reconciliation of net income to net cash provided by operating activities	
Net income	$ 502
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	60,831
Changes in:	
Accounts receivable	361,145
Accounts payable and accrued taxes and expenses	226,073
Total adjustments	648,049
Net cash provided by operating activities	$ 648,551

See Notes to Consolidated Financial Statements

1. Significant Accounting Policies

The consolidated financial statements include the accounts of Advance Capital Group, Inc., (the Company), a transfer agent and its wholly owned subsidiaries, Advance Capital Management, Inc. (MANAGEMENT), a registered investment adviser, and Advance Capital Services, Inc. (SERVICES), a broker/dealer. All material intercompany balances and transactions are eliminated in consolidation. These entities provide investment management and administrative services for individual investment accounts and an affiliated regulated investment company (which accounts for approximately 75% of the total revenue). The Company primarily transacts business in the midwestern United States.

Advisory fee revenue is accrued based on contractual percentages of market values of the investment portfolios for which advisory services are rendered. The amounts of expense for profit sharing and officers' compensation vary periodically, principally because their determination takes into consideration the receipt of certain revenue.

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents primarily consist of money market funds.

Management determines an appropriate classification of securities at the time of purchase. If management has the intent and the Company has the ability at the time of purchase to hold debt securities until maturity or on a long-term basis, they are classified as investments and carried at amortized historical cost. Securities to be held for indefinite periods of time and not intended to be held to maturity or on a long-term basis are classified as available for sale and carried at fair value. Securities held for indefinite periods of time include securities that management intends to use as part of its asset and liability management strategy.

Furniture and equipment are being depreciated using the straight-line method over estimated useful lives of five to ten years. Software is being amortized using the straight-line method over estimated useful lives of three to five years.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Such estimates relate to useful lives of property and equipment, fair value of financial instruments and allowance for doubtful accounts among others. Actual results could differ from the estimated amounts.

2. Financial Instruments

The Company's accounts receivable and accounts payable are financial instruments which have fair values at September 30, 2002 that approximate their stated carrying amounts at that date.

The Company and its subsidiaries have a concentrated credit risk for cash and cash equivalents because they maintain deposits in a bank that sometimes exceed amounts insured by the Federal Deposit Insurance Corporation. The maximum loss that would have resulted from that risk totaled approximately $840,000 at September 30, 2002 for the excess of the deposit liabilities reported by the bank over the amounts that would have been covered by federal insurance.

Credit risk for trade accounts is concentrated as well because a significant portion of the Company's customers comprising receivables at September 30, 2002 are broker/dealers and related investment companies primarily located in Michigan.

3. Marketable Securities Available for Sale

The marketable securities portfolio was comprised of equity securities classified as available for sale. The Company has adopted SFAS 115, resulting in investment securities being carried at market value.

Following are the market values and original cost of marketable securities available for sale as of September 30, 2002:

	Market Value	Cost	Unrealized Gains	Unrealized Losses
Equity securities	$ 3,300	$ 3,300	$ 0	$ 0

4. Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiaries.

	Advance Capital Management, Inc.	Advance Capital Services, Inc.	Total
Total assets	$ 728,903	$ 634,264	$ 1,363,167
Stockholder's equity	70,883	238,928	309,811

For purposes of computing the net capital under rule 15c3-1 of the Securities and Exchange Commission, only the allowable stockholder's equity of the broker-dealer subsidiary, SERVICES, is utilized in the calculation.

5. Furniture, Equipment and Software

Furniture, equipment and software consist of:

Furniture and equipment	$ 428,088
Software	34,854
	$ 462,942

6. Common Stock

The authorized, issued and outstanding shares of capital stock at September 30, 2002 were as follows:

Common stock, $.01 par value; authorized 1,000,000 shares; issued and outstanding 300 shares.

7. Lease Commitments

The Company leases its principal office space under an operating lease expiring August 2004 and also leases office space in Illinois expiring September 2005. Additional office space in Michigan, New Jersey and Ohio is leased under various short-term lease arrangements.

The aggregate minimum annual rental commitments at September 30, 2002 under noncancelable operating lease agreements are as follows:

Year Ending September 30	
2003	$ 208,058
2004	162,693
2005	49,068
Total	$ 419,819

8. Federal Income Taxes

The stockholders have elected, under the applicable provisions of the Internal Revenue Code, to be taxed as an S corporation effective April 1, 2000. Under such provisions, the company does not generally incur a Federal income tax liability; instead, net income or loss is includable in computing the taxable income of the individual stockholders.

In some cases, S corporations incur Federal income taxes on the sale of assets, and additionally, could be liable for Federal income taxes should the election to be taxed as an S corporation be voluntarily or involuntarily terminated.

9. Net Capital Requirements

SERVICES is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2002, SERVICES had net capital of $ 40,653 which was $14,297 in excess of its required net capital (based on aggregate indebtedness) of $26,356. SERVICES' net capital ratio was 9.72 to 1.

10. Transactions With Affiliate

The Company and its subsidiaries have agreements with Advance Capital I, Inc. (a regulated investment company with which certain officers and stockholders of the Company are affiliated) to serve as its investment adviser, distributor, transfer agent and dividend disbursing agent. Under terms of the agreement with Advance Capital I, Inc., a fee is paid monthly to MANAGEMENT, based on .70% of the average daily net assets up to $200 million and .55% of the average daily net assets above $200 million of the Advance Capital I, Inc. Equity Growth and Balanced Funds, .40% of the average daily net assets of the Bond and Cornerstone Stock Funds and .50% of the average daily net assets up to $200 million and .40% of the average daily net assets above $200 million of the Retirement Income Fund, on an annual basis. The Company is reimbursed by Advance Capital I, Inc. for the costs of providing the administrative, transfer agent and dividend disbursing agent services. Advance Capital I, Inc. also pays SERVICES, the distributor, for the distribution of fund shares, at a rate not to exceed .25% of the average daily net assets of the Equity Growth, Balanced, Bond, Cornerstone Stock and Retirement Income Funds.

MANAGEMENT operations reflect $4,071,706 of gross revenue charged Advance Capital I, Inc. for investment advisory fees for the year ended September 30, 2002.

SERVICES operations reflect $1,799,794 of gross revenue in connection with amounts paid by Advance Capital I, Inc. for the distribution of its shares.

11. Employee Benefit Plans

SERVICES maintains a profit sharing plan under Section 401(k) of the Internal Revenue Code. Employees covered by the plan are permitted to save for retirement up to 25 percent of their gross compensation, not to exceed the Internal Revenue Code annual limitations. Under the provisions of the profit sharing plan, for every dollar an employee contributes, SERVICES, at its discretion, may match a percentage of the contribution up to 3 percent of the employee's gross compensation.

During 1997, SERVICES formed a money purchase plan covering substantially all full time employees. Under the provisions of this plan, SERVICES will contribute a minimum of 5 percent of eligible employee's gross compensation annually.

SERVICES may make additional contributions to the plans at the discretion of the board of directors. Contributions for these plans charged to operations for 2002 aggregated $ 343,721.

12. Stock Repurchase Agreement

In 1995, the Company and its stockholders entered into an agreement (revised in 1998 and 2001) which stipulates the terms under which the Company's shares can be sold. Among other things, the agreement gives the Company the first option to acquire the shares of any stockholder wishing to sell his common stock after December 31, 1997. If the Company does not elect to purchase the shares, the agreement requires mandatory redemption by the remaining stockholders. The purchase price is established by formula under the agreement and is materially in excess of the Company's book value.

SUPPLEMENTARY

INFORMATION

BUTTON EDDY & SORRENTINO
A Professional Limited Liability Company

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

33515 STATE STREET
FARMINGTON, MICHIGAN 48335
(248) 893-1030
FAX (248) 893-1039

ROBERT D. BUTTON, CPA, CVA
STEPHEN L. EDDY, CPA
MARY L. HAGGERTY, MBA, CPA
GERARD E. KOLB, CPA
CHRISTOPHER M. RUTOWSKI, CPA
MICHAEL J. SORRENTINO, CPA, CVA

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT ON SUPPLEMENTARY INFORMATION

To the Board of Directors
Advance Capital Group, Inc.
Southfield, Michigan

Our report on our audit of the basic consolidated financial statements of Advance Capital Group, Inc. and Subsidiaries is presented in the preceding section. Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The accompanying supplementary information, identified in the table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements. The information contained in Schedule I is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934.The supplementary information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Button Eddy & Sorrentino, P.L.L.C.

Farmington, Michigan
November 8, 2002

Advance Capital Group, Inc.
and Subsidiaries
Consolidating Statement of Financial Position
As of September 30, 2002

	Advance Capital Management, Inc.	Advance Capital Services, Inc.	Advance Capital Group, Inc.	Elimination's	Consolidated
Assets					
Cash and cash equivalents	$ 574,939	$ 411,489	0		$ 986,428
Trade Receivables	0	24,500	0		24,500
Receivables from affiliated investment company	10,444	4,649	0		15,093
Intercompany receivable	4,000	0	0	4,000	0
Employee receivables	0	107,523	0		107,523
Refundable Federal income taxes	5,210	1,400			6,610
Marketable securities available for sale	0	3,300	0		3,300
Fixed assets, net	130,918	71,402	0		202,320
Deposits	3,392	10,001	0		13,393
Investment in subsidiaries	0	0	309,811	309,811	0
Total Assets	$ 728,903	$ 634,264	$ 309,811	313,811	$ 1,359,167
Liabilities					
Payable to brokers and dealers	0	1,241	0		1,241
Intercompany payable	0	4,000	0	4,000	0
Accounts Payable	0	1,882			1,882
Accrued taxes and expenses	658,020	388,213	0		1,046,233
Total liabilities	658,020	395,336	0	4,000	1,049,356
Stockholders' Equity					
Common Stock	1,854	6,062	3	7,916	3
Additional paid in capital	183,589	600,149	214,108	783,738	214,108
Retained Earnings (Accumulated deficit)	(114,560)	(367,283)	95,700	(481,843)	95,700
Total stockholders' equity	70,883	238,928	309,811	309,811	309,811
Total liabilities and Stockholders' Equity	$ 728,903	$ 634,264	$ 309,811	$ 313,811	$ 1,359,167

Advance Capital Group, Inc.
and Subsidiaries

Consolidating Statement of Operations and Retained Earnings
for the Year Ended September 30, 2002

	Advance Capital Management, Inc.	Advance Capital Services, Inc.	Advance Capital Group, Inc.	Elimination's	Consolidated
Revenue					
Fee income	$ 3,680,136	$ 1,859,828	$	$	$ 5,539,964
Commissions	0	1,667,069			1,667,069
Interest income	3,223	2,089			5,312
Total Revenue	3,683,359	3,528,986			7,212,345
Expenses					
Officers' compensation	2,066,000	315,000			2,381,000
Office compensation	692,457	514,917			1,207,374
Compensation of representatives	0	1,734,265			1,734,265
Depreciation and amortization	41,031	19,800			60,831
Insurance - General	20,823	31,212			52,035
Insurance - Health	54,875	92,175			147,050
Insurance - Workers' compensation	0	11,261			11,261
Marketing	22,992	214,595			237,587
Office expense	78,416	39,152			117,568
Payroll taxes	95,250	114,785			210,035
Postage	72,643	5,511			78,154
Professional fees	128,830	0			128,830
Profit sharing	144,112	199,609			343,721
Regulatory fees	1,095	17,731			18,826
Rent	163,444	119,760			283,204
Repairs and maintenance	22,892	596			23,488
Taxes and licenses	39,610	22,347			61,957
Telephone	31,440	75,029			106,469
Miscellaneous	6,959	1,229			8,188
Total expenses	3,682,869	3,528,974			7,211,843
Net income from operations	490	12			502
Net income from subsidiaries	0	0	502	502	0
Net income	490	12	502	502	502
Retained earnings (Accumulated deficit) - Beginning of year	(115,050)	(367,295)	95,198	(482,345)	95,198
Retained earnings (Accumulated deficit) - End of year	$ (114,560)	$ (367,283)	$ 95,700	$ (481,843)	$ 95,700

Advance Capital Services, Inc.

(A wholly owned subsidiary of Advance Capital Group, Inc.)

Statement of Stockholders' Equity
for the Year Ended September 30, 2002

	Common Stock	Additional Paid in Capital	Accumulated Deficit
Balances at October 1, 2001	$ 6,062	$ 600,149	$ (367,295)
Net income			12
Balances at September 30, 2002	$ 6,062	$ 600,149	$ (367,283)

Advance Capital Services, Inc.

(A wholly owned subsidiary of Advance Capital Group, Inc.)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of September 30, 2002

Net Capital	
Total stockholder's equity	$ 238,928
Deduct stockholder's equity not allowable for net capital	0
Total stockholder's equity qualified for net capital	238,928
Deductions and/or charges	
Non-allowable assets	
Securities not readily marketable	3,300
Receivables from related company	4,649
Employee receivables	107,523
Furniture, equipment and software, net	71,402
Deposits	10,001
Refundable Federal income taxes	1,400
Total deductions and/or charges	198,275
Net capital	$ 40,653
Aggregate Indebtedness	
Items included in consolidated statement of financial condition	
Payable to brokers and dealers	$ 1,241
Accounts payable	5,882
Accrued taxes and expenses	388,213
Total aggregate indebtedness	$ 395,336
Computation of Net Capital Requirement	
Minimum net capital required	$ 26,356
Excess net capital at 1,500 percent	$ 14,297
Excess net capital at 1,000 percent	$ 1,119
Ratio: Aggregate indebtedness to net capital	9.72 to 1

Reconciliation with Company's Computation

There is no material difference between the computation of net capital as reported in Advance Capital Services, Inc.'s Part II (Unaudited) FOCUS report dated September 30, 2002 and the above calculation.

BUTTON EDDY & SORRENTINO
A Professional Limited Liability Company

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

33515 STATE STREET
FARMINGTON, MICHIGAN 48335
(248) 893-1030
FAX (248) 893-1039

ROBERT D. BUTTON, CPA, CVA
STEPHEN L. EDDY, CPA
MARY L. HAGGERTY, MBA, CPA
GERARD E. KOLB, CPA
CHRISTOPHER M. RUTOWSKI, CPA
MICHAEL J. SORRENTINO, CPA, CVA

Board of Directors
Advance Capital Services, Inc.
Southfield, Michigan

In planning and performing our audit of the consolidated financial statements and supplemental information of Advance Capital Group, Inc. and Subsidiaries (Advance Capital Services, Inc. and Advance Capital Management, Inc.) for the year ended September 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by Advance Capital Services, Inc. (Services) including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because Services does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Services in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of Advance Capital Group, Inc. and its subsidiaries are responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and, with respect to Services, of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which Advance Capital Group, Inc. and its subsidiaries have responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Service's practices and procedures were adequate at September 30, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Button Eddy & Sorrentino, P.L.L.C.

Farmington, Michigan
November 8, 2002